UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month ended January 2025

Commission File No. 001-41493

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LICHEN CHINA LIMITED
(Translation of registrant’s name into English)

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15th Floor, Xingang Square, Hubin North Road,
Siming District, Xiamen City,
Fujian Province, China, 361013
(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒            Form 40-F ☐

In connection with the annual general meeting of shareholders of Lichen China Limited (the “Company”), attached hereto and incorporated by reference herein are Notice of Annual General Meeting and Proxy Statement and Form of Proxy Card.

Exhibit Index

Exhibit No.	Description
99.1	Notice of Annual General Meeting and Proxy Statement
99.2	Form of Proxy Card

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 21, 2025	Lichen China Limited
	By:	/s/ Ya Li
	Name:	Ya Li
	Title:	Chief Executive Officer, Chairman of the Board, and Director